EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (Nos. 333-287947, 333-279054, and 333-218755) on Form S-8 of InterDigital, Inc. of our report dated June 18, 2025, with respect to the statement of net assets available for benefits of the InterDigital Savings and Protection Plan as of December 31, 2024, the statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedules as of or for the year ended December 31, 2024, which report appears in the annual report on Form 11-K for the year ended December 31, 2024 of the InterDigital Savings and Protection Plan.

/s/ Kreischer Miller
Horsham, Pennsylvania
June 18, 2025